UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Princeton Capital Corporation

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

741865 109

(CUSIP Number)

Mark S. DiSalvo

Sema4, Inc.

800 Turnpike Street, Suite 300

North Andover, MA 01845

978-794-3366

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 741865 109	Page 2 of 9

SCHEDULE 13D

1	NAME OF REPORTING PERSON Capital Point Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 104,562,000 shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 104,562,000 shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,562,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 741865 109	Page 3 of 9

SCHEDULE 13D

1	NAME OF REPORTING PERSON Sema4, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 104,562,000 shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 104,562,000 shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,562,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 741865 109	Page 4 of 9

SCHEDULE 13D

1	NAME OF REPORTING PERSON Mark S. DiSalvo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 104,562,000 shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 104,562,000 shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,562,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 741865 109	Page 5 of 9

SCHEDULE 13D

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of Common Stock, $0.001 par value, of Princeton Capital Corporation, a Maryland corporation (the “Issuer”). The principal executive offices of the Issuer are located at One Riverway, Suite 2020, Houston, Texas 77056.

Item 2.	Identity and Background.

This Schedule 13D is being filed as a result of the removal of Capital Point Management, LP (“CPMLP”), as the general partner of Capital Point Partners, LP, a Delaware limited partnership (“CPP”), and the appointment of Sema4, Inc., a Massachusetts corporation (“Semaphore”) as the new general partner of CPP, as further described below in Item 4. This Schedule 13D is being filed by (i) CPP; (ii) Semaphore, as general partner of CPP, and (iii) Mark DiSalvo, as the sole shareholder of Semaphore (collectively the “Reporting Persons”).

CPP was established as a mezzanine investment vehicle that made mezzanine investments in a diverse group of companies across the United States until the time of the sale of substantially all of CPP’s assets to the Issuer in March, 2015, as further described below in Item 3. Semaphore is a leading global professional services provider to private equity and venture capital funds, including the assumption of interim operations of general partners of such funds. Mr. DiSalvo, a citizen of the United States of America, is the President and CEO of Semaphore. The principal business address of each of the Reporting Persons is 800 Turnpike Street, Suite 300, North Andover, Massachusetts 01845.

None of the Reporting Persons nor any manager, director or executive officer of any Reporting Person has, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to the Asset Purchase Agreement by and among Regal One Corporation, the Issuer, CPP and Capital Point Partners II, LP, dated as of July 14, 2014 (the “Asset Purchase Agreement”), CPP acquired the shares of Common Stock of the Issuer directly from the Issuer as consideration for the sale of certain debt and equity investments and other assets of CPP.

Item 4.	Purpose of Transaction.

On September 8, 2015, a group of limited partners of CPP delivered a notice of removal to CPMLP, which is attached hereto as Exhibit A (the “Notice of Removal”), removing CPMLP as the general partner of CPP and appointing Semaphore as the new general partner. On that same day, Semaphore, as the new general partner of CPP, delivered a letter to the Issuer attached hereto as Exhibit B (the “Demand Letter”), notifying it of the revocation of any proxies previously granted by CPP with respect to the Issuer’s 2015 Annual Meeting of Stockholders and demanding, among other things, that the Issuer postpone the Annual Meeting to a later date to be mutually agreed to by the parties and return all assets acquired by the Issuer from CPP under the Asset Purchase Agreement.

Concurrently with the delivery of the Notice of Removal and the Demand Letter, CPP, certain limited partners of CPP, and Semaphore (collectively, the “Plaintiffs”) filed a complaint (the “Complaint”) in Delaware Chancery Court against the Issuer, Princeton Investment Advisors, LLC, Princeton Advisory Group, Inc., CPMLP, Capital Point Advisors, LP and certain individuals (collectively, the “Defendants”) seeking, among other things, to rescind the transactions under the Asset Purchase Agreement to the extent related to CPP and its assets.

Contemporaneous with the filing of the Complaint, on September 8, 2015, the Plaintiffs filed a motion in the Delaware Chancery Court for entry of a status quo order restraining and enjoining the Defendants from undertaking any and all actions that would alter the status quo as it existed at the time of filing the Complaint

CUSIP No. 741865 109	Page 6 of 9

SCHEDULE 13D

with respect to the assets of CPP that the Defendants purported to sell to the Issuer. On September 9, 2015, at a preliminary hearing before the Delaware Chancery Court, the Issuer agreed to defer any stockholder or Board of Director meetings and to maintain the status quo of Issuer and the assets of CPP and the Delaware Chancery Court, affirming such agreements, ordered that the Defendants take no steps outside the ordinary course of business.

In keeping with the Demand Letter, the Reporting Persons intend to engage in discussions with representatives of the Issuer’s management and Board of Directors relating to the return of the assets of CPP that were purportedly sold to the Issuer under the Asset Purchase Agreement and the rescission of such transaction, the termination of the Investment Advisory Agreement between the Issuer and Princeton Investment Advisors, LLC, and the related matters set forth in the Demand Letter.

In addition, the Reporting Persons intend to review CPP’s ownership interest in the Issuer on a continuing basis. Depending on various factors, including, without limitation, any orders, judgments or decrees issued by the Delaware Chancery Court, the Defendants’ response to the matters addressed in the litigation currently pending before the Delaware Chancery Court, the Issuer’s response to the matters set forth in the Demand Letter, actions taken by management and the Board of Directors of the Issuer, the Issuer’s financial position, results of operation and strategic direction, the price levels of the Issuer’s shares of Common Stock, as well as the conditions in the securities and capital markets, and general economic and industry conditions, the Reporting Persons may, from time to time and at any time in the future, and subject to the terms of any order, judgment or decree that may be issued by the Delaware Chancery Court or other applicable court of competent jurisdiction or regulatory authority, take such actions with respect to the Issuer and CPP’s ownership of shares of Common Stock of the Issuer as they deem appropriate, including but not limited to communicating with management, the Board, other stockholders, and other interested or relevant parties about the Issuer and about various other matters, including the operations, business, strategic plans, and capital structure of the Issuer, requesting or proposing one or more nominees for election or appointment to the Board of Directors of the Issuer, or one or more of the other items described in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The Reporting Persons beneficially own, in the aggregate, 104,562,000 shares of Common Stock of the Issuer, representing approximately 86.8% of the Issuer’s outstanding shares of Common Stock. Percentage ownership information in this Schedule 13D with respect to the shares of Common Stock is based upon 120,486,061 shares of Common Stock outstanding, as disclosed in the Issuer’s Definitive Proxy Statement filed on July 13, 2015.

Mr. DiSalvo, subject to the Rule 12(d)(1)(E) Agreement described in Item 6 below, has sole voting power and investment control with regard to 104,562,000 shares of Common Stock. Mr. DiSalvo by virtue of his relationship to CPP (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares of Common Stock which CPP beneficially owns. Mr. DiSalvo disclaims such beneficial ownership.

Other than as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions in the Issuer’s securities during the 60 days prior to the date of this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Effective as of March 13, 2015, CPP and Capital Point Partners II, LP entered into an agreement with the Issuer pursuant to Rule 12(d)(1)(E) of the Investment Company Act of 1940, as amended, whereby, in the event the Issuer presents an issue to its stockholders for a vote, CPP will either (i) seek voting instructions from its limited partners or (ii) vote the shares of Common Stock that it beneficially owns in the same proportion as other stockholders of the Issuer.

CUSIP No. 741865 109	Page 7 of 9

SCHEDULE 13D

Item 7.	Material to be Filed as Exhibits.

1.	Exhibit A: Notice of Removal of CPMLP, as General Partner of CPP and Removal of Capital Point Advisors, LP, as Investment Manager of CPP, dated as of September 8, 2015.

2.	Exhibit B: Demand Letter to Issuer, dated as of September 8, 2015.

3.	Exhibit C: Asset Purchase Agreement by and among Regal One Corporation, the Issuer, CPP and Capital Point Partners II, LP, dated as of July 14, 2014, incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on July 17, 2014.

4.	Exhibit D: Amendment to Asset Purchase Agreement, dated as of October 3, 2014, incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on October 6, 2014.

5.	Exhibit E: Agreement Pursuant to 12(d)(1)(E) of the Investment Company Act of 1940, as amended, by and among the Issuer, CPP and Capital Point Partners II, LP, dated as of March 13, 2015, incorporated by reference to Exhibit D to the Schedule 13D filed by Alfred Jackson, CPP and Capital Point Partners II, LP on July 13, 2015.

CUSIP No. 741865 109	Page 8 of 9

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2015

By:	/s/ Mark S. DiSalvo
Mark S. DiSalvo

SEMA4, INC. A MASSACHUSETTS CORPORATION

By:	/s/ Mark S. DiSalvo
Name:	Mark S. DiSalvo
Title:	President & CEO

CAPITAL POINT PARTNERS, LP A DELAWARE LIMITED PARTNERHSIP

BY:	SEMA4, INC.
A MASSACHUSETTS CORPORATION ITS GENERAL PARTNER

By:	/s/ Mark S. DiSalvo
Name:	Mark S. DiSalvo
Title:	President & CEO

CUSIP No. 741865 109	Page 9 of 9

SCHEDULE 13D

EXHIBIT INDEX

Exhibit A:	Notice of Removal of CPMLP, as General Partner of CPP and Removal of Capital Point Advisors, LP, as Investment Manager of CPP, dated as of September 8, 2015.

Exhibit B:	Demand Letter to Issuer, dated as of September 8, 2015.

Exhibit A

September 8, 2015

VIA HAND DELIVERY, EMAIL, FACSIMILE AND

OVERNIGHT DELIVERY

Mr. Alfred Jackson

Capital Point Management, L.P.

4801 Woodway, Suite 300 East

Houston, TX 77056

Fax: 713-964-2769

Mr. Alfred Jackson

Capital Point Advisors, L.P.

One Riverway, Suite 2020

Houston, TX 77056

Fax: 713-964-2769

Re:	Notice of Removal of Capital Point Management, L.P., as General Partner of Capital Point Partners, L.P. and Removal of Capital Point Advisors, L.P., as Investment Manager of Capital Point Partners, L.P.

Dear Mr. Jackson:

We are writing to inform you of the removal of Capital Point Management, L.P. (“CPM”), as the General Partner of Capital Point Partners, L.P., a Delaware limited partnership (the “Partnership”), and the removal of Capital Point Advisors, L.P. (“CPA”), as the Investment Manager of the Partnership, as further described below.

As you know, under Section 2.8(a) of the Amended and Restated Limited Partnership Agreement of Capital Point Partners, L.P., dated as of August 22, 2008, as amended (the “Partnership Agreement”), limited partners of the Partnership who have made seventy percent (70%) of all Capital Contributions that have been made to the Partnership by all the limited partners of the Partnership as of the date of determination may remove the General Partner and/or the Investment Manager of the Partnership at anytime without cause. Accordingly, the limited partners of the Partnership set forth on Schedule A to this letter, representing in excess of eighty percent (80%) of the Capital Contributions to the Partnership as of the date of hereof (the “Limited Partners”), hereby give notice to CPM that it is removed as General Partner of the Partnership and hereby give notice to CPA that it is removed as Investment Manager of the Partnership, in each case, effective immediately (the “Effective Time”). Effective as of the Effective Time, the Limited Partners have appointed Sema4, Inc. dba Semaphore (the “New General Partner”) to replace CPM as the General Partner of the Partnership.

Capital Point Management, L.P.

Capital Point Advisors, L.P.

September 8, 2015

Attached to this letter as Exhibit A is a copy of the written action without a meeting by the Limited Partners removing CPM as the General Partner, removing CPA as the Investment Manager and appointing the New General Partner as the General Partner of the Partnership. Also attached as Exhibit B is a copy of the relevant portions of Section 2.8 and related defined terms of the Partnership Agreement.

The Limited Partners expressly reserve all rights and remedies with respect to the removal of CPM as the General Partner of the Partnership and the removal of CPA as the Investment Manager of the Partnership, including, without limitation, all rights to remove CPM as the General Partner of the Partnership pursuant to Section 2.8(b) of the Partnership Agreement for the occurrence of a Cause Event. Nothing in this letter is or will be deemed to be a waiver of any claims (including any claims for removal for the occurrence of a Cause Event) the Limited Partners may have against CPM, CPA or any of their respective affiliates in contract, tort or otherwise.

The Limited Partners expect that CPM and CPA will act in good faith to coordinate the orderly and expeditious transition of the Partnership and its assets to its new General Partner. Thank you for your cooperation.

[Signature Pages Follow]

Capital Point Management, L.P.

Capital Point Advisors, L.P.

September 8, 2015

Very truly yours,

CT Horizon Legacy Fund, L.P.

By:	Clay Hill, LLC
Its:	General Partner

	By:	Muller & Monroe Asset Management, LLC
	Its:	Manager

	By:	Rice Group Limited
	Its:	Manager

	By:	/s/ André Rice
	Name:	André Rice
	Title:	President

[Notice of Removal of Capital Point Management Signature Page]

Capital Point Management, L.P.

Capital Point Advisors, L.P.

September 8, 2015

Capital Link Fund I, LLC

By:	CFIG Fund Partners III, L.P. (formerly known as DLJ Fund Partners III, L.P.)
Its:	Manager

	By:	CFIG Holdings, L.L.C.
	Its:	General Partner

	By:	/s/ Burke J. Montgomery
	Name:	Burke J. Montgomery
	Title:	Vice President and Secretary

Cc:	City of Austin Police Retirement System

New Mexico State Investment Council

Seattle City Employees’ Retirement System

New Haven Police & Fire Pension Fund

General Retirement System of the City of Detroit

Amegy Holding Delaware, Inc.

Little Rock Police Pension & Relief Fund

Little Rock Firemen’s Relief & Pension Fund

Aldus/New York Fire Fund, L.P.

[Notice of Removal of Capital Point Management Signature Page]

Capital Point Management, L.P.

Capital Point Advisors, L.P.

September 8, 2015

Schedule A

Limited Partners	Contributed Amount	Interest	Date of Admission
City of Austin Police Retirement	$10,000,000	12.28%	March 20, 2007
CT Horizon Legacy Fund, L.P.	$5,000,000	6.14%	October 31, 2008
General Retirement System of the City of Detroit	$10,000,000	12.28%	September 27, 2006
Capital Link Fund I, LLC	$16,455,696	20.20%	September 30, 2008
New Mexico State Investment Council	$20,000,000	24.55%	November 21, 2005
Seattle City Employees’ Retirement System	$5,000,000	6.14%	October 17, 2008

TOTAL	$66,455,696	81.59%

Capital Point Management, L.P.

Capital Point Advisors, L.P.

September 8, 2015

EXHIBIT A

Action Without a Meeting of the Limited Partners

See attached.

Execution Copy

EXHIBIT A

ACTION BY THE LIMITED PARTNERS OF

CAPITAL POINT PARTNERS, L.P. WITHOUT A MEETING

September 8, 2015

The undersigned limited partners (the “Limited Partners”) of Capital Point Partners, L.P., a Delaware limited partnership (the “Partnership”), representing the percentage interest of the limited partners of the Partnership set forth on Exhibit A attached hereto and acting pursuant to the Amended and Restated Limited Partnership Agreement, dated as of August 22, 2008, as amended (the “Partnership Agreement”), and Section 17-302 of the Delaware Revised Uniform Limited Partnership Act, as amended, hereby agree as follows:

1. Pursuant to Section 2.8(a) of the Partnership Agreement, a copy of which is attached hereto as Exhibit B, the Limited Partners hereby remove Capital Point Management, L.P., a Delaware limited partnership (“CPM”), as the Partnership’s General Partner, effective upon delivery to CPM (the “Effective Time”) of notice of its removal as General Partner of the Partnership in compliance with Section 2.8(c) of the Partnership Agreement.

2. Pursuant to Section 2.8(a) of the Partnership Agreement, the Limited Partners hereby remove Capital Point Advisors, L.P., a Delaware limited partnership (“CPA”), as the Partnership’s Investment Manager effective upon delivery to CPA of notice of its removal as Investment Manager of the Partnership in compliance with Section 2.8(c) of the Partnership Agreement.

3. The Limited Partners hereby appoint Sema4, Inc. dba Semaphore or one of its affiliates (“New General Partner”), as successor to CPM as general partner of the Partnership, effective as of the Effective Time.

4. The Limited Partners expressly reserve all rights and remedies with respect to removing CPM as the General Partner pursuant to Section 2.8(b) of the Partnership Agreement for the occurrence of a Cause Event.

5. The Limited Partners hereby revoke any preference card or other instruction or indication of voting preference delivered by them in connection with the annual meeting of the stockholders of Princeton Capital Corporation currently scheduled to be held on or about September 10, 2015 (such meeting, the “Annual Meeting”).

6. The Limited Partners hereby instruct Sema4, Inc. dba Semaphore, in its capacity as general partner of the Partnership, not to attend the Annual Meeting, whether in person or by proxy, and not to otherwise vote, or cause to be voted, the shares of the capital stock Princeton Capital Corporation held by the Partnership.

7. The Limited Partners hereby instruct Sema4, Inc. dba Semaphore, in its capacity as general partner of the Partnership, to revoke any and all proxies previously granted by the Partnership that could result in the shares of the capital

Execution Copy

stock of Princeton Capital Corporation held by the Partnership being voted at the Annual Meeting in a manner inconsistent with the preferences expressed by the Limited Partners herein.

8. Burke J. Montgomery and Andre Rice (each, an “Authorized Representative”), and each of them acting individually, are authorized and empowered, for and on behalf of the Limited Partners, to take or cause to be taken all such other actions as such Authorized Representatives or any of them may deem necessary, advisable or appropriate, in each case in order to effectuate or evidence the intent and purposes of the foregoing, including without limitation the negotiation, preparation, execution, delivery and performance of any agreements, amendments, documents or other instruments.

9. To the extent that any of the actions authorized by any of the foregoing have been taken by an Authorized Representative or any other representatives or agents of the Limited Partners, such actions are hereby ratified and confirmed in their entirety.

10. This written consent may be executed in one or more counterparts (by facsimile or electronic transmission), each of which will be deemed an original, but all such counterparts taken together will constitute one and the same written consent.

Capitalized terms used herein but not defined have the meaning ascribed to them in the Partnership Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the undersigned Limited Partners have executed and delivered this document effective as of the date first written above.

NEW MEXICO STATE INVESTMENT COUNCIL
(Severance Tax Permanent Fund)

/s/ Robert Vince Smith
Signature

Robert Vince Smith
Name of Signatory

Deputy State Investment Officer
Title of Signatory

9/8/2015
Date

NEW MEXICO STATE INVESTMENT COUNCIL
(Land Grant Permanent Fund)

/s/ Robert Vince Smith
Signature

Robert Vince Smith
Name of Signatory

Deputy State Investment Officer
Title of Signatory

9/8/2015
Date

[Signature Page to Written Consent of Limited Partners of Capital Point Partners, L.P.]

GENERAL RETIREMENT SYSTEM OF THE CITY OF DETROIT

/s/ Ryan C. Bigelow
Signature

Ryan C. Bigelow
Name of Signatory

Chief Investment Officer
Title of Signatory

9/7/15
Date

[Signature Page to Written Consent of Limited Partners of Capital Point Partners, L.P.]

CT HORIZON LEGACY FUND, L.P.

	By:	Clay Hill, LLC
	Its:	General Partner

		By:	Muller & Monroe Asset Management, LLC
		Its:	Manager

			By:	Rice Group Limited
			Its:	Manager

				By:	/s/ André Rice
				Name:	André Rice
				Title:	President

9/7/2015
Date

[Signature Page to Written Consent of Limited Partners of Capital Point Partners, L.P.]

CITY OF AUSTIN POLICE RETIREMENT SYSTEM

/s/ Tim Atkinson
Signature

Tim Atkinson
Name of Signatory

Chair
Title of Signatory

9/7/2015
Date

[Signature Page to Written Consent of Limited Partners of Capital Point Partners, L.P.]

SEATTLE CITY EMPLOYEES’ RETIREMENT SYSTEM

/s/ Kenneth J. Nakatsu
Signature

Kenneth J. Nakatsu
Name of Signatory

Interim Executive Director, Seattle Employees’
Retirement System
Title of Signatory

9/8/2015
Date

[Signature Page to Written Consent of Limited Partners of Capital Point Partners, L.P.]

CAPITAL LINK FUND I, LLC

By: CFIG Fund Partners III, L.P. (formerly known as DLJ Fund Partners III, L.P.)
Its: Manager

By:	CFIG Holdings, L.L.C.
Its:	General Partner

	By:	/s/ Burke J. Montgomery
	Name:	Burke J. Montgomery
	Title:	Vice President and Secretary

Date:	9/7/15

[Signature Page to Written Consent of Limited Partners of Capital Point Partners, L.P.]

EXHIBIT A

	Capital	Total	Signatory
Limited Partners	Contributions	%	%
New Mexico State Investment Council	20,000,000	24.55%	24.55%
Capital Link Fund I (Grosvenor)	16,455,696	20.20%	20.20%
General Retirement System of the City of Detroit	10,000,000	12.28%	12.28%
City of Austin Police Retirement System	10,000,000	12.28%	12.28%
Seattle City Employees’ Retirement System	5,000,000	6.14%	6.14%
CT Horizon Legacy Fund, L.P.	5,000,000	6.14%	6.14%
Little Rock Police Pension & Relief Fund	3,500,000	4.30%	0.00%
Little Rock Firemen’s Relief & Pension Fund	3,500,000	4.30%	0.00%
New Haven Police & Fire Pension Fund	3,000,000	3.68%	0.00%
Aldus/New York Fire Fund	3,000,000	3.68%	0.00%
Amegy Holding Delaware, Inc.	2,000,000	2.46%	0.00%

All Limited Partners	81,455,696	100.00%	81.59%

EXHIBIT B

Relevant Partnership Agreement Provisions

1.1	Definitions.

“Eighty Percent in Interest” of the Limited Partners shall mean, subject to Section 2.9(b)(v), as of any date of determination, Limited Partners who have made eighty percent (80%) of all Capital Contributions prior to or at such time that have been made to the Partnership by all Limited Partners.

“Majority in Interest” of the Limited Partners shall mean, subject to Section 2.9(b)(v), as of any date of determination, Limited Partners who have made a majority of all Capital Contributions that have been made to the Partnership by all Limited Partners.

“Seventy Percent in Interest” of the Limited Partners shall mean, subject to Section 2.9(b)(v), as of any date of determination, Limited Partners who have made seventy percent (70%) of all Capital Contributions prior to or at such time that have been made to the Partnership by all Limited Partners.

2.8	Removal of General Partner and Investment Manager.

(a) Seventy Percent in Interest of the Limited Partners may remove the General Partner and/or the Investment Manager at any time without cause.

(b) A Majority in Interest of the Limited Partners may remove the General Partner and/or the Investment Manager after the occurrence and during the continuance of a Cause Event subject to cure as provided in the definition of Cause Event.

(c) The removal of the General Partner and/or the Investment Manager, as the case may be, shall be effective upon delivery to the General Partner and the Investment Manager of written notice with evidence sufficient to show that an appropriate percentage of the Limited Partners had acted to remove the General Partner or the Investment Manager, as the case may be, pursuant to Section 2.8(a) or 2.8(b) above, as the case may be.

(d) If the General Partner is removed pursuant to Section 2.8(a) and if, after such removal, Eighty Percent in Interest of the Limited Partners designate a successor general partner within 90 days of the effective date of such removal, the removed General Partner shall be automatically admitted to the Partnership as a non-contributing Limited Partner and its former interest as a General Partner shall be automatically converted to a Limited Partner’s interest entitled to all past and future allocations of profits, losses and other items of income, gain, loss and deduction and all distributions of cash or property applicable to the General Partner before the conversion to the extent such items are attributable to Loans, Equity Participations, and/or Equity Securities owned and/or acquired by the Partnership within 60 days after the date on which the General Partner is so removed.

Capital Point Management, L.P.

Capital Point Advisors, L.P.

September 8, 2015

EXHIBIT B

Relevant Partnership Agreement Provisions

1.1	Definitions.

“Eighty Percent in Interest” of the Limited Partners shall mean, subject to Section 2.9(b)(v), as of any date of determination, Limited Partners who have made eighty percent (80%) of all Capital Contributions prior to or at such time that have been made to the Partnership by all Limited Partners.

“Majority in Interest” of the Limited Partners shall mean, subject to Section 2.9(b)(v), as of any date of determination, Limited Partners who have made a majority of all Capital Contributions that have been made to the Partnership by all Limited Partners.

“Seventy Percent in Interest” of the Limited Partners shall mean, subject to Section 2.9(b)(v), as of any date of determination, Limited Partners who have made seventy percent (70%) of all Capital Contributions prior to or at such time that have been made to the Partnership by all Limited Partners.

2.8	Removal of General Partner and Investment Manager.

(a) Seventy Percent in Interest of the Limited Partners may remove the General Partner and/or the Investment Manager at any time without cause.

(b) A Majority in Interest of the Limited Partners may remove the General Partner and/or the Investment Manager after the occurrence and during the continuance of a Cause Event subject to cure as provided in the definition of Cause Event.

(c) The removal of the General Partner and/or the Investment Manager, as the case may be, shall be effective upon delivery to the General Partner and the Investment Manager of written notice with evidence sufficient to show that an appropriate percentage of the Limited Partners had acted to remove the General Partner or the Investment Manager, as the case may be, pursuant to Section 2.8(a) or 2.8(b) above, as the case may be.

(d) If the General Partner is removed pursuant to Section 2.8(a) and if, after such removal, Eighty Percent in Interest of the Limited Partners designate a successor general partner within 90 days of the effective date of such removal, the removed General Partner shall be automatically admitted to the Partnership as a non-contributing Limited Partner and its former interest as a General Partner shall be automatically converted to a Limited Partner’s interest entitled to all past and future allocations of profits, losses and other items of income, gain, loss and deduction and all distributions of cash or property applicable to the General Partner before the conversion to the extent such items are attributable to Loans, Equity Participations, and/or Equity Securities owned and/or acquired by the Partnership within 60 days after the date on which the General Partner is so removed.

Exhibit B

September 8, 2015

VIA FACSIMILE AND OVERNIGHT DELIVERY

Board of Directors

Princeton Capital Corporation

One Riverway, Ste. 2020

Houston, TX 77056-1993

Re:	Letter of Demand

Ladies and Gentlemen:

I am writing to inform you that the limited partners of Capital Point Partners, L.P. (“CPP”) have removed Capital Point Management, L.P. (“CPM”) as the general partner of CPP and have appointed Sema4, Inc. dba Semaphore as general partner of CPP effective as of September 8, 2015. As you know, CPP owns approximately 86.8% of the outstanding common stock of Princeton Capital Corporation (“Princeton”).

In connection with this change of CPP’s general partner, you are hereby advised as follows:

1. By separate notice to the Secretary of Princeton, CPP is revoking any and all proxies previously granted by it in connection with its ownership of shares of Princeton, including, without limitation, any and all proxies granted by CPP with respect to Princeton’s 2015 Annual Meeting of Stockholders (the “Annual Meeting”) scheduled to take place on September 10, 2015.

2. CPP will not attend the Annual Meeting on September 10, 2015, either in person or by proxy. As a result, any stockholders attending the Annual Meeting on September 10, 2015, will not be sufficient to constitute a quorum. CPP demands that Princeton promptly postpone the Annual Meeting to a date to be mutually agreed by CPP and Princeton.

CPP hereby demands that Princeton (a) immediately return all assets acquired by Princeton from CPP pursuant to that certain Asset Purchase Agreement, dated as of July 14, 2014, as amended (the “Purchase Agreement”), by and among Regal One Corporation, Princeton, CPP and Capital Point Partners II, LP or otherwise and (b) rescind all transactions contemplated by the Purchase Agreement.

September 8, 2015

Except as expressly requested in the immediately preceding paragraph, CPP further demands that Princeton and its affiliates and representatives (a) take any and all actions that are necessary to maintain the status quo of Princeton’s assets, including, without limitation, causing Princeton to timely pay the premiums necessary to maintain its insurance policies and (b) take no actions other than as may be necessary in the ordinary course to maintain the status quo of Princeton’s assets.

Without limiting the foregoing, CPP demands that Princeton and its affiliates not:

i.	purchase or otherwise acquire any assets that are material, individually or in the aggregate, to the business, or make any capital expenditures not in the ordinary course of business;

ii.	sell, lease, sublease, license or otherwise transfer or dispose of any assets, properties or interests (including intellectual property) of Princeton or any of its affiliates, subsidiaries, or portfolio companies;

iii.	acquire by merging or consolidating with, or by purchasing a substantial portion of the capital stock or assets of, directly or indirectly, any business or any corporation, partnership, association or other business organization or division thereof;

iv.	issue, authorize, encumber, redeem, pledge, sell or transfer (a) any notes, bonds or other debt securities of Princeton or any of Princeton’s affiliates or subsidiaries, (b) any capital stock, membership interests or other equity securities of Princeton or any of Princeton’s affiliates or subsidiaries, (c) any securities convertible, exchangeable or exercisable into capital stock, membership interests or other equity securities of Princeton or any of Princeton’s affiliates or subsidiaries, (d) options, warrants, calls, subscriptions or other rights to purchase, subscribe for or otherwise acquire any capital stock, membership interests or other equity interests of Princeton or any of Princeton’s affiliates or subsidiaries, or (e) profits interests, stock appreciation, phantom stock or other similar rights with respect to Princeton or any of Princeton’s affiliates or subsidiaries;

v.	amend, modify or waive any provisions of the charter, bylaws or other governing documents of Princeton or any of Princeton’s affiliates or subsidiaries, except as may be expressly requested in writing by CPP;

vi.	declare, set aside or pay any dividends or make any other distributions (other than cash) with respect to any capital stock, membership interests or other equity interests or repurchase any capital stock, membership interests or other equity interests of Princeton or any of Princeton’s affiliates or subsidiaries;

September 8, 2015

vii.	borrow any amount or incur or become subject to any indebtedness or other liabilities, except current liabilities incurred in the ordinary course of business and not constituting indebtedness;

viii.	authorize, commit, resolve or agree to do any of the foregoing.

CPP further demands that Princeton promptly, but in no event later than September 10, 2015, take the following actions:

i.	allow CPP access to Princeton’s books and records, in accord with Section 2-512 and 2-513 of the Maryland General Corporation Law, which access shall include, but is not limited to, the following records maintained by Princeton: (1) its Bylaws; (2) all minutes of any proceedings of the stockholders; (3) all voting trust agreements deposited with Princeton; (4) its books of account; (5) the stock ledger (or in the case that Princeton does not maintain the original or a duplicate stock ledger at its principal office, a list of all stockholders); and (6) a current statement of affairs;

ii.	provide a list of contact information for the directors and officers of each of Princeton’s portfolio companies; and

iii.	terminate Princeton Investment Advisors, LLC as Princeton’s adviser pursuant to section 8(a) of the Investment Advisory Agreement dated March 13, 2015.

CPP expressly reserves all rights and remedies with respect to the Purchase Agreement and the transactions contemplated thereby. Nothing in this letter is or will be deemed to be a waiver of any claims CPP may have against Princeton or any of its affiliates in contract, tort or otherwise.

[Signature Page Follows]

Regards,

CAPITAL POINT PARTNERS, L.P.

By:	Sema4, Inc. dba Semaphore,
its general partner

By:	/s/ Mark S. DiSalvo
Name:	Mark S. DiSalvo
Title:	President and CEO

[Letter of Demand Signature Page]